

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2020

Paul Rapisarda
Chief Financial Officer and Secretary
Lionheart Acquisition Corp.
4218 NE 2nd Avenue, 2nd Fl.
Miami, Florida 33137

> **Re: Lionheart Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 13, 2020**
> **CIK No. 0001802450**

Dear Mr. Rapisarda:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted February 13, 2020

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Our Company
Forward Purchase and Forward Financing Arrangements, page 7

2. Please revise your disclosure in this section to discuss whether these arrangements will have any impact on the Class A common stock redemption price, the Class B to Class A conversion ratio, or the exercise of the warrants.

Management
Officers, Directors and Director Nominees, page 104

3. Please revise your disclosure to more specifically describe Mr. Sternberg's business experience during the past five years.

Financial Statements
Note 6. Commitments and Contingencies
Registration Rights, page F-12

4. It appears you will enter into a registration rights agreement prior to or on the effective date of this offering. Please disclose whether you anticipate any maximum cash penalties under the registration rights agreement and/or any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

    You may contact Jeff Gordon at 202-551-3866 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing